Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Del Frisco’s Restaurant Group 2012 Long-Term Incentive Plan of our report dated April 16, 2012 (except for the adoption of ASU 2011-05 as discussed in Note 2, as to which the date is May 17, 2012 and except for the restatement as discussed in Notes 2 and 14, as to which the date is July 9, 2012) with respect to the consolidated financial statements of Del Frisco’s Restaurant Group, Inc. included in its Prospectus dated July 30, 2012 included in the Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission.

/s/ Ernst and Young, LLP

Dallas, Texas

August 30, 2012